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                             October 8, 2020

       Richard Mack
       Chief Executive Office
       Claros Mortgage Trust, Inc.
       c/o Mack Real Estate Credit Strategies, L.P.
       60 Columbus Circle, 20th Floor
       New York, NY 10023

                                                        Re: Claros Mortgage
Trust, Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted September
18, 2020
                                                            CIK No. 0001666291

       Dear Mr. Mack:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on S-11 submitted September 18, 2020

       Management's Discussion and Analysis
       Introduction, page 116

   1. We note your disclosure in footnote 6 that underwritten values and projected costs are updated for certain
loan modifications. Please clarify for us, and consider disclosing, whether the $1.7
billion in loan modifications entered into during the period ended July
                                                        31, 2020 resulted in an
update to the related loan-to-value.
 Richard Mack
Claros Mortgage Trust, Inc.
October 8, 2020
Page 2
Asset Management, page 128

2. We note you have classified 12 loans as category "4" with a total unpaid principal balance of $1.3 billion and entered into loan modifications representing $1.7 billion of unpaid principal balance. Please tell us what consideration you have given to providing further disaggregated information for these loans including geographical location, industry, property type, maturity, loan-to-value and class.
       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameRichard Mack                                Sincerely,
Comapany NameClaros Mortgage Trust, Inc.
                                                              Division of
Corporation Finance
October 8, 2020 Page 2                                        Office of Real
Estate & Construction
FirstName LastName